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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

TRI-ISTHMUS GROUP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
89557N109
(CUSIP Number)
Anthony J. Ciabattoni
16 Lagunita Drive
Laguna Beach, CA 92561 (949) 497-4344
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89557N109

1		NAMES OF REPORTING PERSONS Ciabattoni Living Trust Dated August 17, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (Assets of the Trust)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER 2,783,571 (1)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,783,571 (1)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,783,571 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.42%(2)
14		TYPE OF REPORTING PERSON OO (Trust)

(1) Consists of (a) 100 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 320,000 shares of Common Stock; (b) a warrant to purchase 600,000 shares of Common Stock at a price of $0.3125 per share which could be deemed to be beneficially owned by the reporting person; (c) warrants to purchase 435,000 shares of Common Stock at a price of $0.50 per share which could be deemed to be beneficially owned by the reporting person, and (d) a convertible promissory note in the principal amount of $500,000 which could be deemed to be beneficially owned by the reporting person convertible into 1,428,571 shares of Common Stock at a price of $0.35 per share.

(2) Calculated based upon 3,777,623 shares of Common Stock outstanding as of July 31, 2007 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2007, filed with the Commission on September 19, 2007. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof beneficially owned or deemed to be beneficially owned by the Reporting Person are considered to be outstanding for purposes of calculating such percentage, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 89557N109

1		NAMES OF REPORTING PERSONS Anthony J. Ciabattoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (Assets of the Trust)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,783,571 (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,783,571 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,783,571 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.42%(2)
14		TYPE OF REPORTING PERSON IN

(1) Consists of (a) 100 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 320,000 shares of Common Stock; (b) a warrant to purchase 600,000 shares of Common Stock at a price of $0.3125 per share which could be deemed to be beneficially owned by the reporting person; (c) warrants to purchase 435,000 shares of Common Stock at a price of $0.50 per share which could be deemed to be beneficially owned by the reporting person, and (d) a convertible promissory note in the principal amount of $500,000 which could be deemed to be beneficially owned by the reporting person convertible into 1,428,571 shares of Common Stock at a price of $0.35 per share.

(2) Calculated based upon 3,777,623 shares of Common Stock outstanding as of July 31, 2007 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2007, filed with the Commission on September 19, 2007. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof beneficially owned or deemed to be beneficially owned by the Reporting Person are considered to be outstanding for purposes of calculating such percentage, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 89557N109

1		NAMES OF REPORTING PERSONS Jane G. Ciabattoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (Assets of the Trust)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 2,783,571 (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,783,571 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,783,571 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.42%(2)
14		TYPE OF REPORTING PERSON IN

(1) Consists of (a) 100 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 320,000 shares of Common Stock; (b) a warrant to purchase 600,000 shares of Common Stock at a price of $0.3125 per share which could be deemed to be beneficially owned by the reporting person; (c) warrants to purchase 435,000 shares of Common Stock at a price of $0.50 per share which could be deemed to be beneficially owned by the reporting person, and (d) a convertible promissory note in the principal amount of $500,000 which could be deemed to be beneficially owned by the reporting person convertible into 1,428,571 shares of Common Stock at a price of $0.35 per share.

(2) Calculated based upon 3,777,623 shares of Common Stock outstanding as of July 31, 2007 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2007, filed with the Commission on September 19, 2007. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof beneficially owned or deemed to be beneficially owned by the Reporting Person are considered to be outstanding for purposes of calculating such percentage, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

CUSIP No. 89557N109

Item 1. Security and Issuer

        The name of the issuer is Tri-Isthmus Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 149 South Barrington Avenue, Suite 808, Los Angeles, California 90049. This Schedule 13D Statement (this “Statement”) relates to the Issuer’s Common Stock, $0.01 par value (the “Common Stock”).

Item 2. Identity and Background

        (a) - (c), (f)    This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) the Ciabattoni Living Trust Dated August 17, 2000, a trust created under the laws of the State of California (the “Trust”), by virtue of its direct deemed beneficial ownership of 2,783,571 shares of the Common Stock; (ii) Anthony J. Ciabattoni, by virtue of Mr. Ciabattoni being the spouse of Jane G. Ciabattoni, him serving as a trustee of the Trust and having shared power to vote and dispose of the shares held by the Trust; and (iii) Jane G. Ciabattoni, by virtue of being the spouse of Anthony J. Ciabattoni, her serving as a trustee of the Trust and having shared power to vote and dispose of the shares held by the Trust. Attached as Exhibit A hereto, which is incorporated by reference herein, is an agreement among the Trust, Anthony J. Ciabattoni and Jane G. Ciabattoni that provides that this Statement is filed on behalf of each of them. The Trust and Mr. and Mrs. Ciabattoni are sometimes collectively referred to herein as the “Reporting Persons.” The filing of this Statement shall not be construed as an admission by Mr. Ciabattoni that he is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by the Trust or by Mrs. Ciabattoni. The filing of this Statement shall not be construed as an admission by Mrs. Ciabattoni that she is, for the purpose of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock beneficially owned by the Trust or by Mr. Ciabattoni.

        The Trust was formed under the laws of the State of California and its address is 16 Lagunita Drive, Laguna Beach, California 92651. Mr. and Mrs. Ciabattoni serve as trustees under the Trust. Mr. and Mrs. Ciabattoni are citizens of the United States with their principal business address at 16 Lagunita Drive, Laguna Beach, California 92651. Mr. Ciabattoni’s principal business activity in investment in various public and private business ventures.. Mrs. Ciabattoni is not presently employed.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

        The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(5) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

        (d)     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        All securities deemed to be beneficially owned by the Reporting Persons were purchased by the Trust using assets of the Trust.

Item 4. Purpose of Transaction

        The Reporting Persons have acquired the securities of the Issuer beneficially owned or which could be deemed to be beneficially owned by them for investment purposes and may acquire additional securities, or dispose of some or all of the securities, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.

CUSIP No. 89557N109

        The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

        (a)     As of the date hereof, each of the Reporting Persons named in Item 2 could be deemed to beneficially own the aggregate number and percentage of the shares of Common Stock set forth below:

Reporting Person	No. of Shares	Percent of Class
Ciabattoni Living Trust Dated August 17, 2000	2,783,571 (1)	42.42% (2)
Anthony J. Ciabattoni	2,783,571 (1)	42.42% (2)
Jane G. Ciabattoni	2,783,571 (1)	42.42% (2)

(1) Consists of (a) 100 shares of Series 5-A Convertible Preferred Stock, $0.01 par value, which could be deemed to be beneficially owned by the reporting person which are convertible into 320,000 shares of Common Stock; (b) a warrant to purchase 600,000 shares of Common Stock at a price of $0.3125 per share which could be deemed to be beneficially owned by the reporting person; (c) warrants to purchase 435,000 shares of Common Stock at a price of $0.50 per share which could be deemed to be beneficially owned by the reporting person, and (d) a convertible promissory note in the principal amount of $500,000 which could be deemed to be beneficially owned by the reporting person convertible into 1,428,571 shares of Common Stock at a price of $0.35 per share.

(2) All percentages of the outstanding Common Stock set forth in this Statement are calculated based upon 3,777,623 shares of Common Stock outstanding as of July 31, 2007 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2007, filed with the Commission on September 19, 2007. In accordance with the rules of the Commission, shares of Common Stock issuable upon exercise or conversion of derivative securities exercisable or convertible within 60 days of the date hereof beneficially owned or deemed to be beneficially owned by the Reporting Person are considered to be outstanding for purposes of calculating such percentage, but shares of Common Stock issuable upon exercise or conversion of derivative securities held by any other person are not considered outstanding for such purpose.

        (b)     The Trust has sole power to vote or to direct the vote of 2,783,571 shares of Common Stock and the sole power to dispose of or to direct the disposition of 2,783,571 shares of Common Stock.

        Anthony J. Ciabattoni, in his capacity as a trustee of the Trust, has shared power to vote or to direct the vote of 2,783,571 shares of Common Stock. Jane G. Ciabattoni, in her capacity as a trustee of the Trust, has shared power to vote or to direct the vote of 2,783,571 shares of Common Stock.

        (c)      On October 29, 2007, the Trust, Anthony J. Ciabattoni, in his capacity as a trustee of the Trust, and Jane G. Ciabattoni, in her capacity as a trustee of the Trust, acquired (a) a warrant to purchase 600,000 shares of Common Stock at a price of $0.3125 per share; (b) a warrant to purchase 375,000 shares of Common Stock at a price of $0.50 per share, and (c) a convertible promissory note in the principal amount of $500,000 convertible into 1,428,571 shares of Common Stock at a price of $0.35 per share.

        (d)     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock deemed to be owned beneficially by any of the Reporting Persons.

CUSIP No. 89557N109

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement of Joint Filing, dated as of November 8, 2007, among the Trust, Anthony J. Ciabattoni and Jane G. Ciabattoni.

CUSIP No. 89557N109

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: November 8, 2007

CIABATTONI LIVING TRUST
DATED AUGUST 17, 2000
By: /s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, Trustee
By: /s/ Jane G. Ciabattoni
Jane G. Ciabattoni, Trustee
/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni
/s/ Jane G. Ciabattoni
Jane G. Ciabattoni

CUSIP No. 89557N109

EXHIBIT A

JOINT FILING AGREEMENT

        THIS JOINT FILING AGREEMENT (this “Agreement”) is dated as of November 8, 2007, by and among Anthony J. Ciabattoni, Jane G. Ciabattoni, and the Ciabattoni Living Trust Dated August 17, 2000 (the “Trust”).

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one Schedule 13D Statement (“Statement”) need be filed whenever two or more persons are required to file a Statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Each of Mr. Ciabattoni, Mrs. Ciabattoni and the Trust does hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement relating to their ownership of the Common Stock, par value $.01 per share, of TRI-ISTHMUS GROUP, INC., a Delaware corporation, and does hereby further agree that said Statement shall be filed on behalf of each of Mr. Ciabattoni, Mrs. Ciabattoni and the Trust. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of TRI-ISTHMUS GROUP, INC.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CIABATTONI LIVING TRUST
DATED AUGUST 17, 2000
By: /s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni, Trustee
By: /s/ Jane G. Ciabattoni
Jane G. Ciabattoni, Trustee
/s/ Anthony J. Ciabattoni
Anthony J. Ciabattoni
/s/ Jane G. Ciabattoni
Jane G. Ciabattoni